UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Organigram Holdings Inc.

File No. 005-90762 - CTR#3704

     British American Tobacco p.l.c. and BT DE Investments Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits to a Schedule 13D filed on March 19, 2021.

     Based on representations by British American Tobacco p.l.c. and BT DE Investments Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit 99.2
Exhibit 99.3

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance